March 3, 2025

U.S. Securities and Exchange Commission 100 F Street, N.E. Washington, D.C. 20549	via electronic filing

Re:	Vanguard Valley Forge Funds (the “Trust”) 33-48863 / 811-58431 Re: Request for Withdrawal of Amendment to a Registration Statement

Dear Sir or Madam:

Pursuant to Rule 477(a) of the Securities Act of 1933, as amended (the “1933 Act”), the Trust, on behalf of the Vanguard Mid-Cap Index Fund (the “Fund”), submits this application for withdrawal of Post-Effective Amendment No. 82 (the “Amendment”) to the Trust’s Registration Statement on Form N-1A which  was filed pursuant to Rule 485(a)(2) on July 21, 2023 (Accession No. 0001683863-23-005607). The automatic effectiveness of the Amendment had been delayed pursuant to subsequent 485BXT filings made pursuant to Rule 485(b)(1)(iii), as listed below (the “Delaying Amendments”):

Post-Effective Amendment	Filing Date	Accession Number
No. 83	October 19, 2023	0001683863-23-007191
No. 84	November 16, 2023	0001683863-23-007656
No. 85	December 14, 2023	0001683863-23-008276
No. 86	January 11, 2024	0001683863-24-000079
No. 87	February 8, 2024	0001683863-24-000501
No. 88	March 7, 2024	0001683863-24-001213
No. 89	April 4, 2024	0001683863-24-002444
No. 91	May 2, 2024	0001683863-24-003746
No. 92	May 30, 2024	0001683863-24-004045
No. 93	June 27, 2024	0001683863-24-004408
No. 94	July 25, 2024	0001683863-24-004713
No. 95	August 22, 2024	0001683863-24-004895
No. 96	September 19, 2024	0001683863-24-005276
No. 97	October 17, 2024	0001683863-24-006010
No. 98	November 14, 2024	0001683863-24-008335
No. 99	December 12, 2024	0001683863-24-009046
No. 100	January 8, 2025	0001683863-25-000086
No. 101	February 6, 2025	0001683863-25-000646

The Amendment was filed for the purpose of creating the Fund as a new series of the Trust in connection with a planned reorganization of the Vanguard Mid-Cap Index Fund, a series of Vanguard Index Funds, into the Fund.  The Delaying Amendments were filed for the sole purpose of delaying the effectiveness of the Amendment. No securities were sold in connection with the Amendment, and the Trust has decided not to continue with the launch of the Fund or the reorganization at this time.

The Trust respectfully requests the Commission's consent to the withdrawal of the Amendment filed under the EDGAR submission type 485APOS and the associated Delaying Amendments listed above filed under the EDGAR submission type 485BXT.

If you have any questions regarding this application for withdrawal, please do not hesitate to contact Sanu Thomas at sanu_thomas@vanguard.com or at (610) 669-6219.

Sincerely,

/s/ Anthony Coletta

Anthony Coletta
Assistant General Counsel
Office of the General Counsel

Enclosures

cc: Lisa N. Larkin
U.S. Securities and Exchange Commission